UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Arcutis Biotherapeutics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

03969K 108

(CUSIP Number)

Steve R. Bailey

Frazier Healthcare Partners

601 Union Street, Suite 3200

Seattle, WA 98101

Telephone: (206) 621-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 5, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03969K 108

1.	Name of Reporting Persons. Frazier Life Sciences VIII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 10,542,790 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 10,542,790 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,542,790 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.7% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 10,542,790 shares of Common Stock held directly by Frazier Life Sciences VIII, L.P. FHM Life Sciences VIII, L.P. is the general partner of Frazier Life Sciences VIII, L.P. and FHM Life Sciences VIII, L.L.C. is the general partner of FHM Life Sciences VIII, L.P. James N. Topper and Patrick J. Heron are the sole members of FHM Life Sciences VIII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences VIII, L.P.

(2)

Based on 48,695,407 shares of Common Stock that were anticipated to be outstanding following the Issuer’s public offering (and excluding the underwriters’ option to purchase an additional 824,477 shares of the Issuer’s Common Stock in such public offering) as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on February 1, 2021.

CUSIP No. 03969K 108

1.	Name of Reporting Persons. FHM Life Sciences VIII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 10,542,790 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 10,542,790 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,542,790 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.7% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 10,542,790 shares of Common Stock held directly by Frazier Life Sciences VIII, L.P. FHM Life Sciences VIII, L.P. is the general partner of Frazier Life Sciences VIII, L.P. and FHM Life Sciences VIII, L.L.C. is the general partner of FHM Life Sciences VIII, L.P. James N. Topper and Patrick J. Heron are the sole members of FHM Life Sciences VIII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences VIII, L.P.

(2)

Based on 48,695,407 shares of Common Stock that were anticipated to be outstanding following the Issuer’s public offering (and excluding the underwriters’ option to purchase an additional 824,477 shares of the Issuer’s Common Stock in such public offering) as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on February 1, 2021.

CUSIP No. 03969K 108

1.	Name of Reporting Persons. FHM Life Sciences VIII, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 10,542,790 shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,542,790 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,542,790 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.7% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Consists of 10,542,790 shares of Common Stock held directly by Frazier Life Sciences VIII, L.P. FHM Life Sciences VIII, L.P. is the general partner of Frazier Life Sciences VIII, L.P. and FHM Life Sciences VIII, L.L.C. is the general partner of FHM Life Sciences VIII, L.P. James N. Topper and Patrick J. Heron are the sole members of FHM Life Sciences VIII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences VIII, L.P.

(2)

Based on 48,695,407 shares of Common Stock that were anticipated to be outstanding following the Issuer’s public offering (and excluding the underwriters’ option to purchase an additional 824,477 shares of the Issuer’s Common Stock in such public offering) as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on February 1, 2021.

CUSIP No. 03969K 108

1.	Name of Reporting Persons. James N. Topper
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 10,542,790 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 10,542,790 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,542,790 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.7% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of 10,542,790 shares of Common Stock held directly by Frazier Life Sciences VIII, L.P. FHM Life Sciences VIII, L.P. is the general partner of Frazier Life Sciences VIII, L.P. and FHM Life Sciences VIII, L.L.C. is the general partner of FHM Life Sciences VIII, L.P. James N. Topper and Patrick J. Heron are the sole members of FHM Life Sciences VIII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences VIII, L.P.

(2)

Based on 48,695,407 shares of Common Stock that were anticipated to be outstanding following the Issuer’s public offering (and excluding the underwriters’ option to purchase an additional 824,477 shares of the Issuer’s Common Stock in such public offering) as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on February 1, 2021.

CUSIP No. 03969K 108

1.	Name of Reporting Persons. Patrick J. Heron
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 24,000 shares
	8.	Shared Voting Power 10,542,790 shares (1)
	9.	Sole Dispositive Power 24,000 shares
	10.	Shared Dispositive Power 10,542,790 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,566,790 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.7% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 24,000 shares of Common Stock that are issuable upon the exercise of options held directly by Patrick J. Heron that are exercisable within 60 days of February 5, 2021 and (ii) 10,542,790 shares of Common Stock held directly by Frazier Life Sciences VIII, L.P. FHM Life Sciences VIII, L.P. is the general partner of Frazier Life Sciences VIII, L.P. and FHM Life Sciences VIII, L.L.C. is the general partner of FHM Life Sciences VIII, L.P. James N. Topper and Patrick J. Heron are the sole members of FHM Life Sciences VIII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences VIII, L.P.

(2)

Based on (i) 48,695,407 shares of Common Stock that were anticipated to be outstanding following the Issuer’s public offering (and excluding the underwriters’ option to purchase an additional 824,477 shares of the Issuer’s Common Stock in such public offering) as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on February 1, 2021 and (ii) 24,000 shares of Common Stock that are issuable upon the exercise of options held directly by Patrick J. Heron that are exercisable within 60 days of February 5, 2021.

CUSIP No. 03969K 108

Item 1. Security and Issuer.

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D amends the statement on Schedule 13D filed on February 7, 2020 (the “Original Schedule 13D”) as amended on October 6, 2020 (the “Prior Amendment”, and together with the Original Schedule 13D and this Amendment No. 2, the “Schedule 13D”) with respect to the Common Stock of Arcutis Biotherapeutics, Inc. (the “Issuer”), having its principal executive office at 3027 Townsgate Road, Suite 300, Westlake Village, California 91361. Except as otherwise specified in this Amendment No. 2, all items in the Original Schedule 13D are unchanged. All capitalized terms used in this Amendment No. 2 and not otherwise defined herein have the meanings ascribed to such terms in the Original Schedule 13D.

The Reporting Persons are filing this Amendment No. 2 to report a decrease in the percentage of the class beneficially owned by the Reporting Persons due to an increase in the aggregate number of outstanding securities of the Issuer.

Item 5. Interest in Securities of the Issuer

(a)

State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act:

FLS VIII is the record owners of the FLS Shares. As the sole general partner of FLS VIII, FHMLS VIII, L.P. may be deemed to beneficially own the FLS Shares. As the sole general partner of FHMLS VIII, L.P., FHMLS VIII, L.L.C. may be deemed to beneficially own the FLS Shares. As members of FHMLS VIII, L.L.C., each of the Members may be deemed to beneficially own the FLS Shares.

The percentage of outstanding shares of Common Stock of the Issuer, which may be deemed to be beneficially owned by FLS VIII, FHMLS VIII, L.P., FHMLS VIII LLC and Topper, is set forth on Line 13 of such Reporting Person’s cover sheet. Such percentage was calculated based on the 48,695,407 shares of Common Stock that were anticipated to be outstanding following the Issuer’s public offering (and excluding the underwriters’ option to purchase an additional 824,477 shares of the Issuer’s Common Stock in such public offering) as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on February 1, 2021.

The percentage of outstanding Common Stock of the Issuer, which may be deemed to be beneficially owned by Heron, is set forth on Line 13 of Heron’s cover sheet. Such percentage was calculated based on (i) 48,695,407 shares of Common Stock that were anticipated to be outstanding following the Issuer’s public offering (and excluding the underwriters’ option to purchase an additional 824,477 shares of the Issuer’s Common Stock in such public offering) as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(5) on February 1, 2021 and (ii) 24,000 shares of Common Stock that are issuable upon the exercise of options held directly by Mr. Heron that are exercisable within 60 days of February 5, 2021.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2021	FRAZIER LIFE SCIENCES VIII, L.P.
By FHM Life Sciences VIII, L.P., its general partner
By FHM Life Sciences VIII, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: February 5, 2021	FHM LIFE SCIENCES VIII, L.P.
By FHM Life Sciences VIII, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: February 5, 2021	FHM LIFE SCIENCES VIII, L.L.C.

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: February 5, 2021	By:	*
James N. Topper

Date: February 5, 2021	By:	*
Patrick J. Heron

Date: February 5, 2021	*By:	/s/ Steve R. Bailey
Steve R. Bailey, as Attorney-in-Fact

This Schedule 13D was executed by Steve R. Bailey on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which was filed with the SEC on July 31, 2017.